

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 10, 2014

Via E-mail
Andrew C. Carington, Esq.
Vice-President and General Counsel
Mercury New Holdco, Inc.
333 E. Franklin Street
Richmond, VA 23219

Re: **Mercury New Holdco, Inc.**
               Registration Statement on Form S-4/A
               Amended July 3, 2014
               File No. 333-195850

Dear Mr. Carington:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Termination, page 128

1.   We note your disclosure which states in part that "The merger agreement may be terminated at any time prior to the consummation of the transaction by Media General … if actions to obtain the approval or consent of the regulatory authorities, together with changes to the FCC's rules occurring after the date of the merger agreement, would reasonably be expected to result in the LIN television stations losing annual broadcast cash flow in excess of $5 million." In this regard, we note that the pro forma financial statements included in the Form S-4 give effect to the acquisition of all of the television stations of Lin Media. Tell us:

Andrew C. Carington, Esq.
Mercury New Holdco, Inc.
July 10, 2014
Page 2

- how you considered in your presentation of the pro forma financial statements the fact that due to regulatory approval, you will or may be required to divest certain Media General and LIN television stations;
- whether the divestiture of the LIN television stations will occur prior or subsequent to the acquisition of Lin Media;
- whether you believe that it is probable that in order to obtain regulatory approval, certain LIN television stations will be required to be divested;
- whether you have identified the LIN television stations to be divested, and
- how the purchase price of Lin Media will be affected.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: Philip Richter, Esq.